[redacted]

SECURI 13026353 ISSION

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SEC Mail Processing Section NOV 29 2013 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/12** (MM/DD/YY) AND ENDING **09/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2013

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a - 5 and paragraph (g) of CFTC Regulation 1.10

SUMMARY OF CONTENTS

Part I - Financial Statements

A. Officer Certification and Oath or Affirmation

B. Report of Independent Registered Public Accounting Firm

C. Statement of Financial Condition as of September 30, 2013

D. Statement of Income for the year ended September 30, 2013

E. Statement of Changes in Stockholder's Equity for the year ended September 30, 2013

F. Statement of Cash Flows for the year ended September 30, 2013

G. Notes to Financial Statements

Part II - Supplementary Information

A. Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

B. Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

C. Schedule III - Computation for Determination of PAIB Reserve Requirements for Brokers and Dealers

D. Schedule IV - Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

E. Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Raymond James & Associates, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2013

RAYMOND JAMES®

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

SUMMARY OF CONTENTS

A. Officer Certification and Oath or Affirmation

B. Report of Independent Registered Public Accounting Firm

C. Statement of Financial Condition as of September 30, 2013

D. Notes to Financial Statements

E. Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

RAYMOND JAMES®

November 26, 2013

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2013.

OATH OR AFFIRMATION

We, Dennis W. Zank and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm, to the best of our knowledge and belief, that the accompanying Consolidated Financial Statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2013, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Dennis W. Zank
Chief Executive Officer

Richard B. Franz II
Chief Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Dennis W. Zank and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Dennis W. Zank and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 26th day of November, A.D., 2013.

Notary Public
State of Florida at Large

Notary Public State of Florida
Karen B Wachtel
My Commission EE 860519
Expires 02/21/2017

My commission expires:____________________

880 Carillon Parkway // St. Petersburg, FL 33716
T 727.567.1000 // raymondjames.com

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James & Associates, Inc.:

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. as of September 30, 2013, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 26, 2013
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2013
(in thousands, except share and par value amounts)

Assets:		
Cash and cash equivalents	$	1,052,268
Cash segregated pursuant to federal regulations		3,679,669
Securities purchased under agreements to resell		353,078
Securities owned, at fair value ($424 million pledged as collateral)		490,004
Receivables:		
Brokerage clients, net		1,741,340
Securities borrowed		133,845
Brokers, dealers and clearing organizations		105,690
Loans to financial advisors, net of allowance of $786		325,937
Other		250,116
Deposits with clearing organizations		116,160
Prepaid expenses and other assets		53,392
Property and equipment, net		203,410
Deferred income taxes, net		72,977
Identifiable intangible assets, net		52,275
Goodwill		230,496
Total assets	$	8,860,657
Liabilities and stockholder's equity:		
Securities sold, but not yet purchased, at fair value	$	212,195
Securities sold under agreements to repurchase		300,933
Payables:		
Brokerage clients		4,941,988
Securities loaned		354,560
Brokers, dealers and clearing organizations		74,523
Other borrowings		75,000
Accrued compensation, commissions and benefits		301,877
Accrued expenses and other liabilities		119,278
Payables to affiliates		830,942
Income taxes payable		35,361
Loans payable		45,662
Total liabilities		7,292,319
Stockholder's equity:		
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares		108
Additional paid-in capital		886,937
Retained earnings		681,293
Total stockholder's equity		1,568,338
Total liabilities and stockholder's equity	$	8,860,657

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James & Associates, Inc. ("RJ&A," "we," "our," "ours" or "us") is a Florida corporation engaged in most aspects of securities distribution and investment banking, and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJ&A is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC"). We offer financial planning services for individuals and provide clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly owned subsidiary of RJF), and other affiliated entities and unaffiliated broker-dealers. We are a member of the New York Stock Exchange Euronext ("NYSE"), NASDAQ OMX Group, NYSE AMEX Equities, NASDAQ OMX PHLX, and the Chicago Stock Exchange. We are also a member of the Securities Industry and Financial Markets Association, Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and Securities Investor Protection Corporation. Through membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

On April 2, 2012 (the "Closing Date") our Parent completed its acquisition of all of the issued and outstanding shares of Morgan Keegan & Company, Inc. (a broker-dealer hereinafter referred to as "MK & Co.") and MK Holding, Inc. and certain of its related affiliates (collectively referred to hereinafter as "Morgan Keegan") from Regions Financial Corporation. From the Closing Date through September 30, 2012, certain of the equity capital markets and fixed income operations of MK & Co. were integrated into RJ&A. During the year ended September 30, 2013, the remainder of the fixed income operations of MK & Co., as well as the entire private client group operations of MK & Co., were integrated into RJ&A. See Note 2 for a discussion of the accounting applicable to the transfers during the year ended September 30, 2013 of certain net assets from MK & Co. to RJ&A.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

During the year ended September 30, 2013, various fixed income and private client group business operations of MK & Co. were transfered to, and integrated with, RJ&A. These transfers include a mid-February 2013 transfer of all of the MK & Co. financial advisors and client accounts to RJ&A.

Net asset transfers between entities under common control of the Parent constitute a change in reporting entity. We concluded that these net asset transfers constituted "businesses" under applicable GAAP guidance and accordingly, have been accounted for in these financial statements at the carrying amounts in the accounts of MK & Co. at the date of such transfers. The goodwill associated with these MK & Co. businesses transferred, which had been recorded on RJF's financial statements, has been transferred to RJ&A at amounts reflecting RJF's historical cost.

On February 28, 2013 RJ&A contributed all of its common stock in Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, to our Parent. Prior to this contribution, PCA had been a wholly owned subsidiary of RJ&A. Through the application of GAAP described above, this transfer of the common stock of PCA to the Parent also constitutes a change in reporting entity. Accordingly, the transfer has been accounted for in these financial statements at the carrying amounts in the accounts of RJ&A at the date of such transfer.

Our significant accounting policies are summarized below:

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclose contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Cash segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. Segregated assets at September 30, 2013 consist of cash.

Repurchase agreements

We purchase securities under short-term agreements to resell ("Reverse Repurchase Agreements"). Additionally, we sell securities under agreements to repurchase ("Repurchase Agreements"). Both Reverse Repurchase Agreements and Repurchase Agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. Our policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the Reverse Repurchase Agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and cash is obtained from or returned to the counterparty when contractually required. These Reverse Repurchase Agreements may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Securities owned, securities sold but not yet purchased, and fair value

Securities owned and securities sold but not yet purchased are recorded at fair value. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when assumptions from market participants are not readily available, our own assumptions reflect those that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 - Financial instruments included in Level 1 are highly liquid instruments with quoted prices in active markets for identical assets or liabilities. These include equity securities traded in active markets and certain Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments). Instruments that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, interest rate swaps, certain asset-backed securities ("ABS"), certain collateralized mortgage obligations ("CMOs"), and certain mortgage-backed securities ("MBS").

Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using our best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Instruments in this category generally include equity securities with unobservable inputs, certain non-agency CMOs, and certain non-agency ABS.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

We offset our long and short positions for a particular security recorded at fair value as part of our securities owned (long positions) and securities sold but not yet purchased (short positions), when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Valuation techniques

The fair value for certain of our financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of financial instruments, including certain CMOs, ABS, and certain collateralized debt obligations, to be volatile, uncertain or inactive as of September 30, 2013. As a result, the valuation of these financial instruments included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The specific valuation techniques utilized for the categorization of financial instruments presented in our Statement of Financial Condition are described below. These instruments are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our trading securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates, and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency MBS, and restricted equity securities in public companies. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments, or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. For certain non-agency CMOs, where there has been limited activity or less transparency around significant inputs to the valuation, such as assumptions regarding performance of the underlying mortgages, these securities are currently classified as Level 3 of the fair value hierarchy.

Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in our Statement of Financial Condition.

We offer loans to financial advisors and certain key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management considers a number of factors including: any amounts due at termination, the reasons for the terminated relationship, the former financial advisor's overall financial position, and our historical collection experience. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are generally required to deposit cash with the lender. With respect to securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Deposits with clearing organizations

Deposits with clearing organizations consist of deposits of cash or other short-term securities held by other clearing organizations or exchanges.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment, and 10 to 31 years for buildings, building components, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Identifiable intangible assets

Certain identifiable intangible assets, such as customer relationships, trade names, developed technology we acquire, and non-compete agreements, are amortized over their estimated useful lives on a straight-line method, are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. GAAP does not provide for the amortization of indefinite-life intangible assets such as goodwill. Rather, these assets are subject to an evaluation of potential impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. This further analysis involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount.

In the course of our evaluation of the potential impairment of goodwill, we may perform either a qualitative or a quantitative assessment. Our qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, we assess qualitative factors to determine whether the existence of events or circumstances leads us to a determination that it is more likely than not that the fair value of a reporting unit is less then its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if we conclude otherwise, then we perform a quantitative impairment analysis.

If we either choose not to perform a qualitative assessment, or we choose to perform a qualitative assessment but are unable to qualitatively conclude that no impairment has occurred, than we perform a quantitative evaluation. In the case of a quantitative assessment, we estimate the fair value of the reporting unit which the goodwill that is subject to the quantitative analysis is associated (generally defined as the businesses for which financial information is available and reviewed regularly by management) and compare it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, we estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected December 31 as our annual goodwill impairment evaluation date (see Note 9 for additional information regarding the outcome of our goodwill impairment assessments).

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Statement of Financial Condition and amortize the deferred rent over the lease term.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 13 for further information on our income taxes.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 14 for further information.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the liability is reduced accordingly. Any change in the liability amount is recorded in the financial statements and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

NOTE 3 – CASH AND CASH EQUIVALENTS, CASH SEGREGATED PURSUANT TO FEDERAL REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS

Our cash and cash equivalents, cash segregated pursuant to federal regulations and deposits with clearing organization balances are as follows:

	September 30, 2013 (in thousands)
Cash and cash equivalents:	
Cash in banks (1)	$ 1,052,268
Cash segregated pursuant to federal regulations (2)	3,679,669
Deposits with clearing organizations (3)	116,160
	$ 4,848,097

(1) As of September 30, 2013, our Parent has provided $760.1 million of cash to us for investment purposes on their behalf, which is included in this balance. See further discussion in Note 7.

(2) Consists of cash maintained in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. RJ&A, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

(3) Consists of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges. Deposits with clearing organizations to satisfy requirements at September 30, 2013 include $104.4 million in cash and $11.8 million in short-term securities.

NOTE 4 – FAIR VALUE

Recurring fair value measurements

Assets and liabilities measured at fair value on a recurring basis are presented below:

	September 30, 2013			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair Value
	(in thousands)			
Assets:				
Securities owned:				
Municipal obligations	$ —	$ 202,816	$ —	$ 202,816
Corporate obligations	—	59,525	—	59,525
Government and agency obligations	—	106,988	—	106,988
Agency MBS and CMOs	155	92,994	—	93,149
Non-agency CMOs and ABS	—	11,349	14	11,363
Total debt securities	155	473,672	14	473,841
Equity securities	5,793	3,802	79	9,674
Other securities	40	6,449	—	6,489
Total securities owned	$ 5,988	$ 483,923	$ 93	$ 490,004
Liabilities:				
Securities sold, but not yet purchased:				
Municipal obligations	$ —	$ 1,612	$ —	$ 1,612
Corporate obligations	—	9,081	—	9,081
Government and agency obligations	169,816	—	—	169,816
Agency MBS and CMOs	3,068	—	—	3,068
Non-agency CMOs and ABS	—	—	—	—
Total debt securities	172,884	10,693	—	183,577
Equity securities	28,526	92	—	28,618
Total securities sold, but not yet purchased	$ 201,410	$ 10,785	$ —	$ 212,195

We had $105 thousand in transfers of financial instruments from Level 1 to Level 2 during the year ended September 30, 2013. We had $402 thousand in transfers of financial instruments from Level 2 to Level 1 during the year ended September 30, 2013. These transfers were a result of a decrease or increase, as applicable, in availability and reliability of the observable inputs utilized in the respective instruments' fair value measurement. Our policy is that the end of our quarterly reporting period determines when transfers of financial instruments between levels are recognized.

Changes in Level 3 recurring fair value measurements

The realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs. Additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2013 are presented below:

	Level 3 assets at fair value	
	Non-agency CMOs and ABS	Equity securities
	(in thousands)	
Fair value September 30, 2012	$ 29	$ 50
Total (losses) gains for the year included in earnings	(4)	1
Purchases	—	63
Sales	—	(37)
Distributions	(11)	—
Transfers:		
Into Level 3 [(1)]	—	2
Out of Level 3	—	—
Fair value September 30, 2013	$ 14	$ 79
Change in unrealized gains (losses) related to securities held at September 30, 2013	$ 39	$ (1)

(1) During the year, we transferred certain securities which were previously included in Level 2, as a result of a decrease in the availability and reliability of the observable inputs utilized in the instruments' fair value measurement.

Fair value option

The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument-by-instrument basis. As of September 30, 2013, we have elected not to choose the fair value option for any of our financial assets or liabilities not already recorded at fair value.

Other fair value disclosures

Many, but not all, of the financial instruments we hold are recorded at fair value in the Statement of Financial Condition.

The following represent financial instruments in which the ending balance at September 30, 2013 is not carried at fair value on our Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated pursuant to federal regulations and securities either purchased or sold under agreement to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed receivables, other receivables and certain other assets are recorded at amounts that approximate fair value.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, securities loaned payables, and certain other liabilities are recorded at amounts that approximate fair value.

Other borrowings: Other borrowings are generally day-to-day and, therefore, the recorded amounts approximate fair value.

Loans payable: The fair value of the mortgage note payable associated with the financing of our home office complex is based upon an estimate of the current market rates for similar loans.

For the financial instruments which the fair value is not reflected on the Statement of Financial Condition, we have estimated the fair value in part based upon our assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect the estimated fair value. Accordingly, the net realizable value could be materially different from the estimate presented below.

The carrying amount and estimated fair value of our financial instruments that are not carried at fair value are as follows:

September 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total estimated fair value	Carrying amount
			(in thousands)		
Financial liabilities:					
Other borrowings	$ —	$ 75,000	$ —	$ 75,000	$ 75,000
Loans payable	$ —	$ 46,033	—	$ 46,033	$ 45,662

NOTE 5 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consist of trading and investment securities at fair value as follows:

	September 30, 2013	
	Securities owned, at fair value	Securities sold, but not yet purchased at fair value
	(in thousands)	
Municipal obligations	$ 202,816	$ 1,612
Corporate obligations	59,525	9,081
Government and agency obligations	106,988	169,816
Agency MBS and CMOs	93,149	3,068
Non-agency CMOs and ABS	11,363	—
Equity securities	9,674	28,618
Other securities	6,489	—
Total	$ 490,004	$ 212,195

See Note 4 for information regarding the fair value of securities owned and securities sold, but not yet purchased.

NOTE 6 – RECEIVABLES AND PAYABLES

Receivables from brokerage clients

Receivables from brokerage clients include amounts arising from typical cash or margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying financial statements. The amount receivable from clients is as follows:

	September 30, 2013 (in thousands)
Brokerage client receivables	$ 1,741,400
Allowance for doubtful accounts	(60)
Brokerage client receivables, net	$ 1,741,340

Payables to brokerage clients

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment or amounts owed to clients for securities transactions. We pay interest at varying rates for qualifying client funds on deposit. The following table presents a summary of such payables:

	September 30, 2013 (in thousands)
Brokerage client payables:	
Interest-bearing	$ 4,479,133
Non-interest-bearing	462,855
Total brokerage client payables	$ 4,941,988

Receivables from and payables to brokers, dealers and clearing organizations

	September 30, 2013	
	Receivables from brokers, dealers, and clearing organizations	Payables to brokers, dealers, and clearing organizations
	(in thousands)	
Securities failed to deliver/receive	$ 71,061	$ 56,313
Open transactions, net	20,670	—
Dividends and interest	13,959	18,210
	$ 105,690	$ 74,523

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition.

Receivables from employees

We make loans to employees, primarily financial advisors and certain key revenue producers, for recruiting and retention purposes. The amount of loans to employees, which are included in loans to financial advisors on our Statement of Financial Condition, are as follows:

	September 30, 2013	
	(in thousands)	
Employee loans	$	326,723
Allowance for doubtful accounts		(786)
Employee loans, net	$	325,937

Of the net loan receivable balance presented above, the portion from financial advisors who are no longer affiliated with us, after consideration of the allowance for doubtful accounts, is $786 thousand.

NOTE 7 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for RJFS, RJFSA and other affiliated entities. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect commissions and fees on behalf of such affiliates.

We participate with affiliates in certain revenue and expense sharing arrangements, including as the beneficiary of a revenue assignment from PCA, which result in receivables from and payables to affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or our affiliates. Receivables from affiliates of $21 million are included in other receivables on our Statement of Financial Condition at September 30, 2013. Total payables to affiliates amounts to $830.9 million on our Statement of Financial Condition at September 30, 2013 and include amounts receivable and payable for these related party transactions. We manage cash for our Parent. The payable to affiliate balance includes $760.1 million owed to our Parent which we have invested in cash and cash equivalents on its behalf in conjunction with our own cash management activities. The payable to affiliates balance also includes $73 million payable to the Parent attributable to deferred taxes. Additionally, the payable to affiliates balance at September 30, 2013 includes $4.8 million of receivables from our Parent that are netted in this balance, as well as $2.6 million that we owe to other affiliates. The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

We acquired certain net assets, which include identifiable intangible assets and goodwill, from our Parent upon the transfer of certain MK & Co. operations into our operations during the year. See Notes 1, 2 and 9 for further information regarding these transfers of net assets between entities under common control of the Parent.

During the year ended September 30, 2013, our Parent contributed land in Denver, Colorado, and a 40,000 square foot building located thereupon which houses an information technology data center, to us. We recorded these transfers at the carrying value of the assets in the accounts of our Parent as of the date of transfer, which amounted to $24.5 million.

Effective as of February 28, 2013, we contributed all of our common stock in PCA to the Parent. At the time of the transfer, the common stock we contributed had a carrying value of $358 thousand. See Note 2 for further information.

NOTE 8 – PROPERTY AND EQUIPMENT

	September 30, 2013 (in thousands)	
Land	$	9,866
Construction in process		671
Software		113,540
Buildings, leasehold and land improvements		201,338
Furniture, fixtures, and equipment		159,831
		485,246
Less: Accumulated depreciation and amortization		(281,836)
Property and equipment, net	$	203,410

NOTE 9 - IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

Our identifiable intangible assets and goodwill result, in part, from the transfer by our Parent of certain operations of MK & Co. to RJ&A on the Closing Date (see Notes 1 and 2 for further information). As a result of these transfers, the Parent also transferred the identifiable intangible assets and goodwill associated with the MK & Co. at amounts reflecting RJF's historical cost.

Identifiable intangible assets by type are presented below:

	September 30, 2013				
	Gross carrying value (in thousands)		Accumulated amortization (in thousands)		Weighted average useful life (in years)
Customer relationships	$	51,517	$	(6,942)	13.7
Non-compete agreements		1,000		(1,000)	1.5
Developed technology		11,000		(3,300)	5.0
Total	$	63,517	$	(11,242)	

The following summarizes our goodwill balance and activity for the year:

	(in thousands)	
Goodwill at September 30, 2012 (1)	$	228,188
Additions (2)		2,308
Goodwill at September 30, 2013	$	230,496

(1) Amount includes the balance associated with certain operations of MK & Co. which were transfered to us during the year (see Note 2 for additional information on the accounting applicable to transfers between entities under common control of the Parent).

(2) The goodwill adjustment that occurred during the year is associated with the goodwill of MK & Co operations that were transferred to RJ&A (see Note 2 for additional information on the accounting applicable to transfers between entities under common control of the Parent). The addition resulted from a change in a tax election pertaining to whether assets acquired and liabilities assumed are written-up to fair value for tax purposes. This election is made on an entity-by-entity basis, and during the year, our assumption regarding whether we would make such election changed.

We performed our annual goodwill impairment testing as of December 31, 2012. We elected not to perform a qualitative assessment which is an option under GAAP, but instead to perform a quantitative assessment of the equity value of each reporting unit that includes an allocation of goodwill. In our determination of the reporting unit fair value of equity, we used a combination of the income approach and the market approach. Under the income approach, we calculated an estimated fair value based on a combination of multiples of earnings of guideline companies in the brokerage and capital markets industry that are publicly traded on organized exchanges, and the book value of comparable transactions. The estimated fair value of the equity of the reporting unit resulting from each of these valuation approaches was dependent upon the estimates of future business unit revenues and costs; such estimates were subject to critical assumptions regarding the nature and health of financial markets in future years, as well as the discount rate to apply to the projected future cash flows. In estimating future cash flows, a balance sheet as of the test date and a statement of operations for the last twelve months of activity for each reporting unit were compiled. Future balance sheets and statements of operations were then projected, and estimated future cash flows were determined by the combination of these projections. The cash flows were discounted at the reporting units' estimated cost of equity which was derived through application of the capital asset pricing model. The valuation result from the market approach was dependent upon the selection of the comparable guideline companies and transactions and the earnings multiple applied to each respective reporting units' projected earnings. Finally, significant management judgment was applied in determining the weight assigned to the outcome of the market approach and the income approach, which resulted in one single estimate of the fair value of the equity of the reporting unit. The assumptions and estimates utilized in determining the fair value of reporting unit equity are sensitive to changes, including, but not limited to, a decline in overall market conditions, adverse business trends and changes in the regulations.

We assessed whether the various fixed income and private client group business transfers from MK & Co. to RJ&A which occurred during the year, and which occurred after our annual goodwill impairment testing date, could change our conclusions regarding no impairment of goodwill in the reporting units effected by the transfers. Based upon our qualitative analysis related to those reporting units, we concluded that it was more likely than not that the fair value of the combined reporting units equity exceeds the combined reporting units' carrying value including goodwill after the effect of such transfers.

No other events have occurred since December 31, 2012 that would cause us to update the annual impairment testing we performed as of that date.

NOTE 10 – BORROWINGS

The following table details the components of other borrowings:

	September 30, 2013 (in thousands)
Other borrowings:	
Borrowings on secured lines of credit[1]	$ 75,000
Borrowings on unsecured lines of credit[2]	—
Total other borrowings	$ 75,000

(1) Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities.

(2) Any borrowings on unsecured lines of credit are day-to-day and are generally utilized to either finance certain fixed income securities or for cash management purposes.

The following table presents our available financing arrangements with third-party lenders and affiliates and outstanding balances related thereto as of September 30, 2013:

	Committed secured[(1)]		Uncommitted secured [(1)(2)(3)]		Uncommitted unsecured [(1)(2)(4)]		Total	
	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance
	(in thousands)							
Third Parties	$ 400,000	$ 70,000	$ 1,750,000	$ 203,933	$ 350,000	$ —	$ 2,500,000	$ 273,933
Affiliates	—	—	160,000	—	—	—	160,000	—
Total	$ 400,000	$ 70,000	$ 1,910,000	$ 203,933	$ 350,000	$ —	$ 2,660,000	$ 273,933
Total number of agreements	3		8		5		16	

(1) Our ability to borrow is dependent upon compliance with the conditions in the various committed loan agreements and collateral eligibility requirements.

(2) Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

(3) Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities.

(4) Any borrowings on unsecured lines of credit are day-to-day and are generally utilized for cash management purposes.

The committed financing arrangements are in the form of either tri-party repurchase agreements, bi-lateral repurchase agreements or a secured line of credit. The uncommitted financing arrangements are in the form of secured lines of credit, secured bilateral or tri-party repurchase agreements, or unsecured lines of credit.

From time to time we purchase Reverse Repurchase Agreements and sell Repurchase Agreements. We account for each of these types of transactions as collateralized financings with the outstanding balances on the Repurchase Agreements included in securities sold under agreements to repurchase. At September 30, 2013, collateralized financings outstanding in the amount of $300.9 million are included in securities sold under agreements to repurchase on the Statement of Financial Condition. Of this total, outstanding balances on the committed and uncommitted Repurchase Agreements (which are reflected in the table of financing arrangements above) were $70.0 million and $128.9 million, respectively, as of September 30, 2013. Such financings are generally collateralized by non-customer, RJ&A-owned securities. The required market value of the collateral associated with the committed secured facilities ranges from 102% to 133% of the amount financed.

Loans payable on our Statement of Financial Condition consists of mortgage loans of $45.7 million for the financing of our headquarters office complex. These mortgage loans are secured by land, buildings, and improvements with a net book value of $53.5 million at September 30, 2013. They bear interest at 5.7% with monthly interest and principal debt service and a January, 2023 maturity.

Our loans payable and other borrowings as of September 30, 2013 mature as follows, based upon their contractual terms:

	(in thousands)
Fiscal 2014	$ 3,530
Fiscal 2015	4,067
Fiscal 2016	4,305
Fiscal 2017	4,556
Fiscal 2018	4,823
Thereafter	24,381
Total	$ 45,662

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

We also act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then lend them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. We measure the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $64.6 million and $42.7 million at September 30, 2013, respectively. The contract value of securities borrowed and securities loaned was $66.4 million and $49.5 million, respectively, at September 30, 2013. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, fails to return a security loaned or fails to return cash collateral we provided for securities borrowed), we may incur a loss if the market value of the security is different from the contract amount of the transaction.

We have also loaned, to broker-dealers and other financial institutions, certain eligible securities owned by clients and others for which we have received cash. The market value of securities loaned was $299.1 million at September 30, 2013. The contract value of securities loaned was $305.1 million at September 30, 2013. If a borrowing institution or broker-dealer does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the financial institution or the broker-dealer.

We have sold securities that we do not currently own and will, therefore, be obligated to purchase such securities at a future date. We have recorded a liability of $212.2 million at September 30, 2013 which represents the market value of such securities. (See Notes 4 and 5 for further information.) We are subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year end. We utilize short positions on government obligations and equity securities to economically hedge long proprietary inventory positions. At September 30, 2013, we have $169.8 million in short positions on government obligations, $3.1 million in short positions on agency MBS, and $2.5 million in short positions on equity securities which represent economic hedge positions.

We enter into security transactions on behalf of our clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held; the absolute and relative levels of interest rates; and market volatility. The credit risk for these transactions is generally limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

As a part of our fixed income public finance operations, RJ&A enters into forward commitments to purchase Government National Mortgage Association ("GNMA") MBS. See Note 16 for information on these commitments. We utilize to be announced ("TBA") security contracts to hedge our interest rate risk associated with these commitments. We incur either gains or losses, depending upon market conditions, if the timing of or the actual amount of GNMA MBS securities differs significantly from the term and notional amount of the TBA security contracts into which we enter.

The majority of our transactions and, consequently, the concentration of our credit exposure are with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. We seek to mitigate our credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

NOTE 12 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the NYSE and FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $1 million or two percent of aggregate debit items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items.

	September 30, 2013 (in thousands)
Net capital	$ 435,343
Less: Required net capital	(37,625)
Excess net capital	$ 397,718
Net capital as a percentage of aggregate debit items	23.14%

At September 30, 2013, our deposit requirement for the proprietary accounts of introducing brokers was $3.9 million.

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of September 30, 2013, we have met this requirement.

Through membership in the NFA, we are regulated by the CFTC. Because we do not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we do not perform the daily computations of the segregation requirements of Section 4d(a)(2) (and Regulation 30) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations, nor do we perform the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

NOTE 13 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2013 (in thousands)
Deferred tax assets:	
Accrued expenses	$ 15,881
Deferred compensation	61,355
Other intangibles	3,094
Other	2,991
Total deferred tax assets	83,321
Deferred tax liabilities:	
Accelerated depreciation	(3,886)
Goodwill	(6,354)
Unrealized gains on securities	(104)
Total deferred tax liabilities	(10,344)
Net deferred tax assets	$ 72,977

No valuation allowance associated with our deferred tax asset is required at September 30, 2013, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

Accrued interest and penalties as of September 30, 2013 related to tax matters are $2.2 million and are included in income taxes payable on our Statement of Financial Condition.

At September 30, 2013 our liability for unrecognized tax benefits is $7.2 million. At September 30, 2013 the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3.4 million.

The aggregate changes in the liability for unrecognized tax benefits including interest and penalties are as follows:

	September 30, 2013 (in thousands)	
Liability for unrecognized tax benefits at October 1, 2012	$	4,085
Increases for tax positions related to the current year		632
Increases for tax positions related to prior years [1]		2,788
Decreases for tax positions related to prior years		(147)
Decreases due to lapsed statute of limitations		(190)
Liability for unrecognized tax benefits at September 30, 2013	$	7,168

(1) The increase is due to tax positions taken in previously filed tax returns with certain states. We continue to evaluate these positions and intend to contest the proposed adjustments made by taxing authorities.

The results of our operations are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2009 for state and local tax returns. Certain transactions occurring in fiscal year 2013 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal year 2013 IRS audit and state audits in process are expected to be completed in fiscal year 2014.

NOTE 14 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The PSP and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for a discretionary contribution or a matching contribution each year. Matching contributions are 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25 thousand. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements. Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors on a discretionary basis. The Voluntary Deferred Compensation Plan (the "VDCP"), is a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants must have annual compensation of $300,000 or more, and may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the fiscal year ended September 30, 2013:

Dividend yield	1.37%
Expected volatility	39.86%
Risk-free interest rate	0.64%
Expected lives	5.41 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining: (1) the volatility of the most recent year; (2) the volatility of the most recent time period equal to the expected lives assumption; (3) the implied volatility of option contracts of RJF stock; and (4) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's Stock Incentive Plan we may grant options to certain employees. A summary of option activity for the fiscal year ended September 30, 2013 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (year)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2012	2,923,107	$ 27.10		
Granted	533,905	37.99		
Exercised	(839,389)	29.32		
Forfeited	(71,535)	27.66		
Expired	(800)	30.94		
Outstanding at September 30, 2013	2,545,288	$ 28.74	3.13	$ 32,929
Exercisable at September 30, 2013	350,094	$ 26.47	1.10	$ 5,321

The following stock option activity occurred under RJF's Stock Incentive Plan for the fiscal year ended September 30, 2013 (in thousands, except for per option values):

Weighted average grant date fair value per option	$ 12.09
Total intrinsic value of stock options exercised	$ 9,321
Total grant date fair value of stock options vested	$ 7,078

Under RJF's Stock Incentive Plan we may grant restricted stock awards to certain employees. The following activity occurred during the fiscal year ended September 30, 2013 :

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2012	3,878,709	$ 28.82
Granted	1,690,134	38.07
Vested	(685,962)	27.41
Forfeited	(99,351)	32.95
Non-vested at September 30, 2013	4,783,530	$ 31.58

NOTE 15 – COLLATERAL

The approximate market value of securities received (for this purpose, "collateral") that are not reflected on our Statement of Financial Condition where we have the right under contract or custom to repledge as of September 30, 2013 are:

	Sources of collateral (in thousands)
Securities purchased under agreements to resell	$ 369,908
Securities received in securities borrowed vs. cash transactions	130,078
Collateral received for margin loans	1,440,249
Total	$ 1,940,235

Certain collateral was repledged. The approximate market values of collateral and financial instruments that we own and pledged as of September 30, 2013 are:

	Uses of collateral and trading securities (in thousands)
Securities sold under agreements to repurchase	$ 313,548
Securities delivered in securities loaned vs. cash transactions	341,843
Collateral used for deposits at clearing organizations	201,061
Securities pledged as collateral under secured borrowing arrangements	109,809
Total	$ 966,261

We utilize client margined securities to satisfy deposits with clearing organizations. At September 30, 2013, we had client margined securities valued at $189.4 million pledged with a clearing organization to meet our requirement of $128.5 million.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business, we enter into underwriting commitments. As of September 30, 2013, we had no open transactions involving such commitments.

As of September 30, 2013, we have made loan commitments to financial advisors who are either prospects that have accepted our offer, or recently recruited producers, of approximately $20.1 million that has not yet been funded. These commitments are contingent upon certain events occurring including, but not limited to, the individual joining us and, in most circumstances, require them to meet certain production requirements.

As a part of our fixed income public finance operations, RJ&A enters into forward commitments to purchase GNMA MBS. The MBS securities are issued on behalf of various state and local housing finance agencies ("HFA") and consist of the mortgages originated through their lending programs. RJ&A's forward GNMA MBS purchase commitment arises at the time of the loan reservation for a borrower in the HFA lending program (these loan reservations fix the terms of the mortgage, including the interest rate and maximum principal amount). The underlying terms of the GNMA MBS purchase, including the price for the MBS security (which is dependent upon the interest rates associated with the underlying mortgages) are also fixed at loan reservation. At September 30, 2013, RJ&A had approximately $199 million principal amount of outstanding forward MBS purchase commitments which are expected to be purchased by RJ&A over the following 90 days. Upon acquisition of the MBS security, RJ&A typically sells such security in open market transactions as part of its fixed income operations. Given that the actual principal amount of the MBS security is not fixed and determinable at the date of RJ&A's commitment to purchase, these forward MBS purchase commitments do not meet the definition of a derivative instrument. In order to hedge the market interest rate risk to which RJ&A would otherwise be exposed between the date of the commitment and the date of sale of the MBS in the market, RJ&A enters into TBA security contracts with investors for generic MBS securities at specific rates and prices to be delivered on settlement dates in the future. These TBA securities are accounted for at fair value and are included in Agency MBS securities in the table of assets and liabilities measured at fair value included in Note 4, and at September 30, 2013 aggregate to a net liability having a fair value of $3 million. The estimated fair value of the purchase commitment at September 30, 2013 is an asset of $3 million, which is included in other receivables on our Statement of Financial Condition.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Lease commitments

Long-term lease agreements expire at various times through fiscal 2024. Minimum annual rental payments as of September 30, 2013 under such agreements for the succeeding five fiscal years are approximately (in thousands):

Fiscal 2014	$	60,424
Fiscal 2015		56,439
Fiscal 2016		50,141
Fiscal 2017		41,210
Fiscal 2018		29,902
Thereafter		55,291
Total	$	293,407

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and/or escalation clauses.

Legal matter contingencies

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2013, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $1 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying Statement of Financial Condition with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Stockholder
Raymond James & Associates, Inc.:

In planning and performing our audit of the consolidated financial statements of Raymond James & Associates, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors of Raymond James & Associates, Inc., management, the SEC, the CFTC, the Financial Industry Regulation Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013
Certified Public Accountants

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